C A N T E R B U R Y

                        I N F O R M A T I O N

                            T E C H N O L O G Y ,  I N C .















        1 9 9 6  A n n u a l  R e p o r t

                   Canterbury Information Technology, Inc.
                1600 Medford Plaza, Medford, New Jersey 08055
                     (609) 953-0044   Fax (609) 953-0062
                        Web site: canterburyxcel.com
                               (NASDAQ: XCEL)



           Visit our Web site for continuing up-to-date information.

                             Canterburyxcel.com



The Board of Directors has voted to change the Company's name from Canterbury Corporate Services, Inc. to Canterbury Information Technology, Inc. in order to make it more representative of the Company's current business. The Stockholders must, however, vote their approval at the Annual Meeting of Stockholders scheduled for June 12, 1997. If approved by the Stockholders, the Company's name will be officially changed by an amendment to the Certificate of Incorporation. In anticipation of a favorable vote, the Company has used the new name in this Annual Report since it will be used throughout this year. The Company's NASDAQ National Market symbol will remain "XCEL."

Dear Fellow Stockholders:

Canterbury completed a three-year reengineering program in Fiscal 1996. We have divested all of our non-related businesses and are totally focused on expansion as an information technology company. Toward this end, our Board of Directors voted to change our name to Canterbury Information Technology, Inc. The stockholders must vote their approval at the Annual Meeting of Stockholders.

In November, we sold our landscaping subsidiary at a substantial profit. This sale, combined with the profitable sale of the printing subsidiary in late 1995, assuming no pre-payments, will provide Canterbury with more than $800,000 per year of cash flow for the next nine years. This annuity stream will balloon in year ten with lump sum payments in excess of $3,500,000.

Canterbury's financial accomplishments in Fiscal 1996 included the following:

     Total assets increased to $27,465,000; an increase of $1,765,000.
     Term debt was reduced from $5,706,000 to $3,631,000. (We paid back to the bank $2,459,000.)
     Stockholder's equity (net worth) increased to $16,258,000 (an increase of $3,146,000).
     For the second year in a row, cash flow from continuing operations was in excess of $1,900,000. In 1996, our cash profit from operations was $1,962,000.

Midway through fiscal 1996, Canterbury initiated an aggressive acquisition search. Our goal was to search out profitable, information technology companies, with competent on-going management to augment the technology computer training that CALC/Canterbury is successfully offering to its corporate customers. Since corporations accessing computer training also need computer and software consulting, network and systems development, systems integration, Internet development and application, as well as Intranet conversions, the Canterbury family of companies will be poised to provide a fully integrated, comprehensive approach to information technology.

                       CANTERBURY'S INFORMATION TECHNOLOGY
                            MERGER/ACQUISITION MODEL

  Computer    Technical    Software      Network      Systems     Internet and
  Training    Training    Consultants      and       Integrators    Intranet
  Companies   Companies      and         Systems       -----      Installers,
                          Developers   Developers    Help Lines   Consultants
                                          and                         and
                                       Installers                 Developers

CANTERBURY TRAINING AFFILIATES

In Fiscal 1996, many of CALC/Canterbury Corp.'s clients told us that they wished their nationwide employees could receive the same exceptional quality computer training that their local employees receive at CALC/Canterbury Corp.'s facilities in New York City and New Jersey. This request was implemented and Canterbury Training Affiliates (CTA's) were created.

We spent many months evaluating independent training facilities around the nation. We personally visited most of the sites to judge their merit. Many of our CTA members were recommended to us through our fellow members of the Information Technology Training Association (ITTA).

After careful scrutiny of many independent training companies, we made our selections and have expanded our computer training capabilities nearly ten-fold. At the same time, we established a powerful distribution channel for many other forms of information technology services and products. Every company that Canterbury acquires will be able to sell their products and services through this marketing and sales network.

Our 81 CTA's are located in the following cities...

Birmingham, AL                     Winston-Salem, NC
San Diego, CA                      Syracuse, NY
San Francisco, CA                  Rochester, NY
Los Angeles, CA                    Cleveland, OH
Sacramento, CA                     Philadelphia, PA
Denver, CO                         Pittsburgh, PA
Washington, DC                     Charleston, SC
Jacksonville, Fl                   Coumbia, SC
Atlanta, GA                        Greenville, SC
Augusta, GA                        Memphis, TN
Chicago, IL                        Nashville, TN
Lexington, KY                      El Paso, TX
Boston, MA                         Houston, TX
Baltimore, MD                      Salt Lake City, UT
Detroit, MI                        Richmond, VA
Minneapolis, MN                    Bellevue, WA
St. Louis, MO
Jackson, MS                        Canada
Charlotte, NC                       Montreal
Greensboro, NC                      Ontario
Raleigh, NC

SUBSEQUENT EVENTS:

     January 21, 1997 - CALC/Canterbury Corp. and Bluestone, Inc. formed an alliance to deliver web development training to corporations and web developers who build business applications to serve the rapid growth of the Internet, Intranets and Extranets.

     March 13, 1997 - Canterbury's Board of Directors voted to change the Company's name to Canterbury Information Technology, Inc., in order to better describe Canterbury's current and future business segments. The stockholders must approve this name change at the next Annual Meeting of Stockholders.

     April 15, 1997 - Canterbury reduced its term debt by an additional $918,000. The $8,300,000 of bank-term debt incurred in June of 1994 at the acquisition of CALC has been reduced to less than $2,800,000.

     April 17, 1997 - Canterbury completed the acquisition of ATM Technologies, Inc., a software consulting and development company based in Houston, Texas. ATM has been in business since 1984, specializing in PC-based tracking systems. ATM is a well-managed, profitable company that fits nicely within Canterbury's corporate model. ATM will be renamed ATM/Canterbury Corp.

     April 21, 1997 - Canterbury signed an investment banking relationship with H. J. Meyers & Co., Inc. H. J. Meyers is a national, full service brokerage firm employing approximately 500 account executives in 18 offices including: Atlanta, GA; Boston, MA; Chicago, IL; Cincinnati, OH; Dallas, TX; Kansas City, KS; Long Island, NY; Los Angeles, CA; New York City, NY; Philadelphia, PA; Red Bank, NJ; Richmond, VA; Rochester, NY; San Francisco, CA and Woodbridge, NJ. H. J. Meyers will also act as a financial consultant and investment banker to Canterbury as it takes advantage of expansion opportunities.

We look forward to an exciting and profitable 1997.

Respectfully submitted,


By:/s/Stanton M. Pikus               By:/s/Kevin J. McAndrew
   ----------------------               ----------------------
   Stanton M. Pikus                     Kevin J. McAndrew
   President                            Executive Vice President
   Chief Executive Officer              Chief Operating Officer

Balance Sheet Information as of November 30, 1996


Cash and cash equivalents                                  $   440,178
Accounts receivable, net                                     3,142,024
Prepaid and other current assets                             1,620,227
Deferred income tax benefit and refundable taxes             1,228,000
                                                           -----------

Total current assets                                         6,430,429

Property and equipment net                                   2,752,430
Goodwill, net                                                8,914,086
Other non-current assets                                     9,368,074
                                                           -----------

Total assets                                               $27,465,019
                                                           ===========

Accounts payable and accrued expenses                      $   604,859
Income taxes payable                                           424,845
Unearned tuition income                                      1,198,991
Current portion, long-term debt                              2,230,715
                                                           -----------

Total current liabilities                                    4,459,410

Long-term debt and deferred tax liability                    6,746,793

Stockholders' equity

Total stockholders' equity                                 $ 16,258,816
                                                           ------------
Total liabilities and
stockholders' equity                                       $ 27,465,019
                                                           ============





Please refer to Canterbury Corporate Services, Inc. financial statements in the November 30, 1996 Form 10-K Report, audited by Ernst & Young, LLP, for footnotes, schedules and further information.

Years ended November 30, 1996 and 1995

                                                1996             1995
                                            ------------     ------------

Net revenues                                $ 14,082,608      $16,549,014
Costs and expenses                             6,441,662        7,261,737
                                            ------------      -----------

Gross profit                                   7,640,946        9,287,277

Selling                                        2,333,589        2,198,958
General and administrative                     4,252,948        4,769,766
Provision for doubtful accounts                1,062,735        1,115,136
                                            ------------      -----------

Total operating expenses                       7,649,272        8,083,860

Other (income) expenses
     Interest income                             326,485           70,500
     Interest expense                          (682,251)        (951,403)
     Other                                       374,575         (66,772)
                                            ------------      -----------

Total other income (expenses)                     18,809        (947,675)

Income before provision for income
     taxes and discontinued operations            10,483          225,742
Provision/(benefit) for income taxes               4,255         (18,453)
                                            ------------      -----------

Income from continuing operations                  6,228          274,195

Discontinued operations
Loss from discontinued operations
 less applicable income taxes benefits of
 ($453,904) and ($27,117)                      (614,832)         (53,900)
Gain on sale of discontinued operations
 (less applicable income taxes of
 $1,681,649 and $1,309,922)                    2,275,172        1,493,545

Net income                                  $  1,666,568     $  1,713,840
                                            ============     ============





Please refer to Canterbury Corporate Services, Inc. financial statements in the November 30, 1996 Form 10-K Report, audited by Ernst & Young, LLP, for footnotes, schedules and further information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Working capital at November 30, 1996 was $1,926,000. During 1996, the Company and its primary lender, Chase Manhattan Bank, instituted litigation, each claiming that the other party violated the terms of the credit agreement. As a result, the debt was declared in default. In February of 1997, the litigation was settled. All outstanding debt with Chase was restructured and is now due on December 31, 1997. The Company and Chase agreed that all alleged defaults under the previous agreements were permanently waived and the Company would use its best efforts to replace Chase during 1997. The Company is in the process of replacing Chase as its primary lender and is confident that this refinancing should be completed before December, 1997.

Management believes that positive cash flow contributions from the Company's operating segments will be sufficient to cover cash flow requirements for Fiscal 1997. There was no material commitment for capital expenditures as of November 30, 1996. Inflation was not a significant factor in the Company's financial statements.

Cash flow from continuing operations for the year ended November 30, 1996 was $1,962,000, an increase of $55,000 over the previous year. During the year, the Company reduced its long-term bank debt by $2,460,000, and is scheduled to further reduce it by approximately $2,000,000 in 1997.

RESULTS OF OPERATIONS - Fiscal 1996 Compared to Fiscal 1995

Revenues - Revenues decreased by $2,467,000 (15%) in Fiscal 1996 from 1995. This decrease was primarily attributable to the reduction in vocational training revenues of $2,179,000. During Fiscal 1996, the Company operated only two vocational training centers, while in 1995 there were still seven training centers in operation for all or part of the year. This reduction was anticipated in conjunction with the decision in 1994 to close, consolidate and downsize several training centers. It is anticipated that the current level of revenues from this segment will remain fairly constant in the future.

Costs and Expenses - Costs and expenses decreased in Fiscal 1996 by $820,000 (11%). Again, the primary reason for this reduction is the elimination of five vocational training centers during Fiscal 1995. Costs and expenses for the other operating segments remained fairly constant.

Selling expense increased by $134,000 (6%) during Fiscal 1996 over 1995. This increase was caused by a planned increase in sales and marketing personnel in the computer software training segment of $217,000. Offsetting this increase was a reduction in selling expenses for the vocational training segment due to the reduction in training centers.

General and administrative expense decreased by $517,000 (11%) in Fiscal 1996 from 1995. A reduction in vocational training expense of $426,000 was again the main reason for the decrease. During 1996, the Company allocated $1,199,000 of corporate expenses to discontinued operations.

The Company's provision for doubtful accounts decreased by $52,000 (5%) during Fiscal 1996 over 1995. This was attributable to the reduction in vocational training centers in operation during the year.

Interest income for 1996 increased by $256,000 (365%). This increase was the result of the income derived from the Star Label note receivable payments received during the year. For Fiscal 1997 it is anticipated that interest income will increase significantly again due to the payments from the note receivable generated by the sale of Landscape Maintenance Services, Inc. in November, 1996. Interest expense decreased by $269,000 (28%) in Fiscal 1996 over 1995. The reduction in the outstanding borrowings on the term loan associated with the purchase of CALC/Canterbury is the major cause for this reduction.

Other income increased by $308,000 in 1996 over 1995. The Company revised its estimate regarding future lease termination payments.

In November, 1996 the Company sold its business maintenance segment for cash and notes. As a result of this sale, the Company recognized a gain of $2,275,000, which is net of applicable taxes.

Interest expense for 1995 increased by $394,000 (71%). This is due primarily to the full year interest expense for the CALC/Canterbury acquisition debt being reflected in Fiscal 1995. Only six months of interest expense was incurred in Fiscal 1994 after the June, 1994 acquisition.

In November, 1995 the Company sold its specialty printing segment for cash and notes. As a result of this sale, the Company recognized a gain of $1,493,000, which is net of applicable taxes.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Stanton M. Pikus - Chief Executive Officer, President, Chairman of the Board
                   of Directors
Kevin J. McAndrew, CPA - Executive Vice President, Chief Operating Officer,
                         Chief Financial Officer, Treasurer, Director
Alan Manin - Vice President, Marketing; Director
Jean Zwerlein Pikus - Vice President, Operations; Secretary, Director Stephen M. Vineberg - Director
Paul L. Shapiro - Director
Frank A. Cappiello - Director

EXECUTIVE OFFICERS

Stanton M. Pikus - Chief Executive Officer, President, Chairman of the Board
                   of Directors
Kevin J. McAndrew, CPA - Executive Vice President, Chief Operating Officer,
                         Chief Financial Officer, Treasurer, Director
Alan Manin - Vice President, Marketing; Director
Jean Zwerlein Pikus - Vice President, Operations; Secretary, Director

CORPORATE HEADQUARTERS

1600 Medford Plaza, Medford, New Jersey 08055; (609)953-0044;(Fax)609-953-0062

CORPORATE COUNSEL

Levy & Levy, P.A.
Suite 309, Plaza 1000, Main Street, Voorhees, New Jersey 08043

TRANSFER AGENT

American Stock Transfer Trust & Company
6201 Fifteenth Avenue, Brooklyn, New York  11219

INVESTMENT BANKER
J. Meyers & Co., Inc., 1895 Mount Hope Avenue, Rochester, New York 14620 and 40 Fulton Street, Tenth Floor, New York, New York 10038

AUDITORS

Ernst & Young, LLP
2 Commerce Sq., 2001 Market St., Suite 4000, Philadelphia, PA  19103

SEC FORM 10-K

The Company's annual report to the Securities and Exchange Commission on Form 10-K and other financial information such as interim and annual reports to stockholders are available, without charge to stockholders, upon written request to:

         CANTERBURY INFORMATION TECHNOLOGY, INC.
         1600 Medford Plaza, Medford, New Jersey  08055
         (609) 953-0044     Fax (609) 953-0062
         Web Site: canterburyxcel.com